SECURITIES AND EXCHANGE COMMISSION

                                              Washington, D.C. 20549


                                                     Form 6-K


                                             Report of Foreign Issuer

                                       Pursuant to Rule 13a-16 or 15d-16 of
                                        the Securities Exchange Act of 1934


                                        for the period ended June 30, 1999



                                                  BP AMOCO p.l.c.
                               (Translation of registrant's name into English)



                           BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON,
                                     EC2M  7BA,  ENGLAND  (Address  of
                                     principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



                             Form 20-F      |X|       Form 40-F
                                            ...             ...


       Indicate  by  check  mark  whether  the   registrant  by  furnishing  the
       information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes             No      |X|
                                              ...               ...




THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-10588) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP AMOCO p.l.c., THE
PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP AMOCO p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP AMOCO p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            OF FINANCIAL CONDITION AND
                                               RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - JUNE 1999

    Three months ended                                                                     Six months ended
          June 30                                                                              June 30
        (Unaudited)                                                                          (Unaudited)
   1998             1999                                                                1999             1998
  1,932            2,075    Total replacement cost operating profit        - $m        3,321            3,931
                            Replacement cost profit before
  1,079            1,226    exceptional items                              - $m        1,903            2,358
  1,091            1,063    Replacement cost profit for the period         - $m          880            2,420
    992            1,635    Historical cost profit for the period          - $m        1,459            1,632
     10               17    Profit per Ordinary Share                      - cents        15               17
     10               10    Dividends per Ordinary Share                   - cents        20             19.5

   For further information on replacement cost profit see Note 6 of Notes to Consolidated Financial Statements


The following discussion should be read in conjunction with the consolidated financial statements provided elsewhere in this Form 6-K and with the consolidated financial statements and related notes for the year ended December 31, 1998 included in BP Amoco's Report on Form 6-K filed with the Securities and Exchange Commission on July 7, 1999. The restated financial statements of BP Amoco included in BP Amoco's Report on Form 6-K filed on July 7, 1999 modify and supersede the financial statements included in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1998. The financial statements included in such Form 6-K have been restated to reflect the adoption of FRS No. 12, effective as of January 1, 1999, and also to correct reserve information.

Effective January 1, 1999, the Group adopted UK Financial Reporting Standard No. 12 `Provisions, Contingent Liabilities and Contingent Assets (FRS12)'. As a result of adopting this standard comparative figures have been restated. The effect of adopting the standard is shown in Note 2 of Notes to Consolidated Financial Statements.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $1,226 million for the three months ended June 30, 1999, compared with $1,079 million for the equivalent period of 1998. These results included net special charges of $197 million ($141 million after tax) for the three months ended June 30, 1999, and $158 million ($68 million after tax) for the equivalent period of 1998. The special charges in the second quarter of 1999 were mainly in respect of merger integration costs; those of 1998 related to impairment charges offset by a receipt from the settlement of an insurance claim. After excluding these special charges, the profit of $1,367 million for the three months ended June 30, 1999 represented an increase of 19% over the comparable result of 1998. This increase reflected further benefits from merger integration and from underlying performance improvements, and was achieved despite adverse conditions in the economic environment. Compared with the second quarter of 1998, performance improvements contributed around $550 million, more than offsetting the adverse effect of the economic environment estimated at $350 million.

For the six months ended June 30, 1999, the replacement cost profit before exceptional items was $1,903 million compared with $2,358 million for the equivalent period of 1998. The result for the six months ended June 30, 1999 included net special charges of $311 million ($225 million after tax) compared with $158 million ($68 million after tax) for the same period in 1998. The special charges in 1999 related mainly to merger integration costs while those of 1998 were in respect of impairment charges offset by income from an insurance claim. After adjusting to exclude these special items, the result for the first half of 1999 was $2,128 million compared with $2,426 million in 1998. The reduction in profit compared with the same period of the previous year was limited to some $300 million in spite of an adverse effect due to the economic environment estimated at $1.2 billion. This result reflects substantial cost reductions and higher volumes in all businesses.

The historical cost profit for the three months ended June 30, 1999 was $1,635 million including inventory holding gains of $572 million. For the equivalent period of 1998 there was a profit of $992 million after inventory holding losses of $99 million. The results for the second quarter of 1999 included net exceptional charges of $186 million ($163 million after tax) in respect of restructuring costs and net profits on the sale of fixed assets and businesses; those for the comparable period of 1998 included net exceptional profits of $12 million ($12 million after tax).

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            OF FINANCIAL CONDITION AND
                                         RESULTS OF OPERATIONS - continued


For the six months ended June 30, 1999 the historical cost profit was $1,459 million including inventory holding gains of $579 million. This compares with a profit of $1,632 million after inventory holding losses of $788 million for the equivalent period of 1998. Included in the results for the first six months of 1999 were net exceptional charges of $1,244 million ($1,023 million after tax) for restructuring costs and net profits on the sale of fixed assets and businesses. The results for the equivalent period of 1998 included net profits on the sale of fixed assets and businesses of $78 million ($62 million after tax).

Taxation, other than production taxes, charged for the three months ended June 30, 1999 was $473 million compared with $553 million in the equivalent period last year. This included a tax credit of $23 million in respect of exceptional items compared with $ nil for the second quarter of 1998. The effective tax rate on replacement cost profit before exceptional items was 28% for the three months and the six months ended June 30, 1999.

Net cash outflow for the three months ended June 30 1999 was $1.2 billion, compared with $0.3 billion for the equivalent period of 1998. The cash flow for the second quarter of 1999 included two dividend payments. The second of these was a non-recurring payment arising from the rescheduling of dividend payment dates following the merger of BP and Amoco. Cash flow for the three months ended June 30, 1999 was positive before the second dividend payment and restructuring costs. For the first half of 1999, net cash outflow was $2.4 billion.

Capital expenditure for the first six months of 1999 amounted to $3.3 billion, a decrease of 34% on the first six months of the previous year, reflecting increased focus in the capital program. Divestment proceeds from the sale of fixed assets and businesses amounted to $531 million for the half year.

Net debt at the quarter-end was $15.1 billion. The ratio of net debt to net debt plus equity was 26%. Interest expense for the three months ended June 30, 1999 was $328 million compared with $289 million in the equivalent period of 1998. The increase in interest expense resulted mainly from lower levels of capitalized interest.

BP Amoco p.l.c. announced a second quarterly dividend for 1999 of 10 cents per Ordinary Share. Holders of Ordinary Shares will receive 6.225 pence per share and holders of American Depositary Receipts (ADRs) $0.60 per ADS share. The dividend is payable on September 10, 1999 to shareholders on the register on August 20, 1999. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares on September 10, 1999.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            OF FINANCIAL CONDITION AND
                                         RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION


    Three months ended                                                                     Six months ended
          June 30                                                                              June 30
        (Unaudited)                                                                          (Unaudited)

   1998             1999                                                                1999             1998
    836            1,503    Total replacement cost operating profit        - $m        2,321             2,057
                            Results included:
    221              124    Exploration expense                            - $m          296              441
                            Key statistics:
  12.13            14.49    Average prices       :  Crude oil and natural- $/bbl     12.45            12.89
                            realized by BP Amoco     gas liquids
   1.94             1.82                         :  Natural gas          - $/mcf      1.81              2.0
  2,026            2,049    Oil production (net of royalties)              - mb/d      2,073            2,026
  5,775            5,944    Natural gas production (net of royalties)      - mmcf/d    6,007            5,951
  3,022            3,074    Total production (net of royalties) (a)        - mboe/d    3,109            3,052

----------------
  (a) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Gas is converted to oil equivalent at 5.8 billion cubic feet :
        1 million barrels.

  (b)   Further operating information is shown on page 16.

Exploration and Production's replacement cost operating profit for the three months ended June 30, 1999 was $1,531 million, after adjusting for special charges of $28 million. This adjusted result was up 54% on the equivalent quarter last year, reflecting lower costs, stronger oil prices and increased production. The special charges for the three months ended June 30, 1999 related to merger integration costs; the net special charges of $158 million for the equivalent period of 1998 consisted of charges for the impairment of the Opon field and adjacent power plant in Colombia offset by a receipt for the settlement of an insurance claim.

Overall production for the quarter was up 2% on the second quarter of 1998. There has been a significant contribution from the Eastern Trough Area Project in the UK central North Sea which was commissioned in July last year. The increase more than offset the declines at the mature fields in Alaska.

The profit for the six months ended June 30, 1999 was $2,435 million, after adjusting for special charges of $114 million. The equivalent result for 1998 was $2,215 million after adjusting for net special charges of $158 million. The increase in profit compared with the first half of 1998 reflected lower costs and increased production which were partially offset by the depressed prices of the earlier part of 1999. The special charges for the six months ended June 30, 1999 related mainly to merger integration costs; the net special charges for the equivalent period of 1998 comprised impairment charges offset by an insurance claim receipt.

In May, BP Amoco (26.7% interest and operator) signed a Production Sharing Agreement with the Angolan state oil company Sonangol, for Block 31 in Angola's deep water acreage, with exploration activities commencing shortly. This adds to the Group's interests in five other blocks offshore Angola. Further, it was announced that BP Amoco (50% interest and operator) had a significant oil discovery on its second exploration well on Block 18. Further geological and engineering studies will be carried out to fully evaluate this and an earlier discovery on the same block.

In July, four major discoveries, in which BP Amoco is the operator, were announced in the Gulf of Mexico. The largest is the Crazy Horse prospect (BP Amoco 75%). The others are Atlantis (BP Amoco 56%), Mad Dog (BP Amoco 63.6%) and Holstein (BP Amoco 50%).

Also in July, we announced a significant gas condensate discovery in Azerbaijan following the completion of the SDX1 well on the offshore prospect Shah Deniz in the Caspian Sea (BP Amoco 25.5% interest and operator).

In early August, BP Amoco agreed the sale of its Canadian oil assets for $1.07 billion. The estimated after-tax gain resulting from this sale amounts to $200 million. The sale does not include the Group's Canadian natural gas assets; BP Amoco remains Canada's biggest producer of natural gas.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            OF FINANCIAL CONDITION AND
                                         RESULTS OF OPERATIONS - continued


REFINING AND MARKETING

    Three months ended                                                                     Six months ended
          June 30                                                                              June 30
        (Unaudited)                                                                          (Unaudited)
   1998             1999                                                                1999             1998
    839              560    Total replacement cost operating profit        - $m          906            1,378
   2.35             0.83    Indicative global refining margin*             - $/bbl      0.83             2.28
  2,805            2,583    Refinery throughputs                           - mb/d      2,539            2,786
  3,101            3,184    Marketing sales                                - mb/d      3,163            3,067

----------------
 *      BP Amoco average.
 (a)    Further operating information is shown on page 16.

Replacement cost operating profit of $593 million for the three months ended June 30, 1999, after adjusting for special charges of $33 million related to merger integration costs, was down 29% on a year ago. This reflected the severe deterioration in refining margins and pressure on marketing margins, partially offset by significant cost savings and improved marketing volumes.

The result for the six months ended June 30, 1999 was $956 million, after adjusting for special charges of $50 million in respect of merger integration costs and also represented a decrease compared with the equivalent result of $1,378 million in 1998. Performance improvements partly offset the effect of the severe deterioration in the refining environment.

There were no special charges in the three months or the six months ended June 30, 1998.

During the three months ended June 30, 1999 the sale of most of the 134 sites mandated by the US Federal Trade Commission during the merger approval process was completed. Additionally, a program of refinery sales was announced in July, with the Alliance refinery in Louisiana to be marketed immediately.

Growth has continued in markets new to BP Amoco with some 30 new retail sites brought into operation in Venezuela, Poland and Japan during the first half of the year.

In the BP/Mobil joint venture's LPG business unit, portfolio adjustments continued during the second quarter with the sale of its business in Hungary and the acquisition of VanderVel NV, Belgium, a bottle and bulk distributor.

In April, we  completed  a  $245  million  upgrade  to  our  Toledo,   Ohio,
refinery by commissioning the coker unit. The upgrade allows the refinery to process 70% of its throughput as lower cost, heavy sour crudes.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            OF FINANCIAL CONDITION AND
                                         RESULTS OF OPERATIONS - continued

CHEMICALS

    Three months ended                                                                     Six months ended
          June 30                                                                              June 30
        (Unaudited)                                                                          (Unaudited)
   1998             1999                                                                1999             1998
    323              198    Total replacement cost operating profit        - $m          404              669
    825              392    Chemicals integrated margin                    - Dm/te       485              954
  5,088            5,515    Production volumes                             - kte      10,658            9,905

Chemicals' replacement cost operating profit for the three months ended June 30, 1999 was $257 million, after adjusting for $59 million of special costs related to litigation settlement and integration. Although there was continued market deterioration due to rising oil prices, excess capacity and the weak euro, the adjusted result reflected an 18% increase on the previous quarter due to restructuring benefits and volume growth. Despite these improvements, the adjusted result for the quarter was 20% down on a year ago, reflecting the extent of the decline in margins over the past year.

The adjusted result for the six months ended June 30, 1999, at $474 million, reflected a decrease of 29% compared with that of the first six months of 1998. Performance improvements partially offset the steep decline in margins for many products. The replacement cost operating profit for the six months ended June 30, 1999 included special charges of $70 million related to litigation settlement and merger integration costs.

There were no special charges in the three months or the six months ended June 30, 1998.

Chemicals production in the three months ended June 30, 1999 was up 7% from the first quarter of 1999, due to improved sales and also additional capacity (mainly polypropylene at Chocolate Bayou, Texas and PTA (purified terephthalic acid) at Geel, Belgium). These factors also contributed to the 8% growth in production in the three months ended June 30, 1999 compared with the equivalent period of 1998.

During the quarter, BP Amoco announced plans for the creation of two new polypropylene joint ventures with Elf Atochem, one to pool polypropylene activities in Europe and the other to form a global polypropylene research and technology alliance. Also during the quarter, we sold our 20% share of the Wilton (UK) olefins cracker.

The sale of BP Amoco's Plaskon electronic materials business, located in the US and Singapore, for $121 million was announced in July.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            OF FINANCIAL CONDITION AND
                                         RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

    Three months ended                                                                     Six months ended
          June 30                                                                              June 30
        (Unaudited)                                                                          (Unaudited)
   1998             1999                                                                1999             1998
    (66)            (186)   Replacement cost operating loss                - $m         (310)            (173)

Other Businesses and Corporate comprises Finance, BP Solarex, the Group's coal asset, interest income and costs relating to corporate activities worldwide. Replacement cost operating loss was $109 million, after adjusting for special charges of $77 million in respect of integration costs. In April, BP Amoco announced that it had acquired from Enron Corporation, for $45 million, the 50% of Solarex it did not already own.



EXCEPTIONAL ITEMS

    Three months ended                                                                     Six months ended
          June 30                                                                              June 30
        (Unaudited)                                                                          (Unaudited)
   1998             1999                                                                1999             1998
     12              162    Profit on sale of fixed assets and businesses   - $m         259               78
      -             (348)   Restructuring costs                             - $m      (1,503)               -
      -               23    Taxation credit (charge)                        - $m         221              (16)
 ------            ------                                                             ------            ------
     12             (163)   Exceptional items after taxation                - $m      (1,023)              62
 ======            ======                                                             ======            ======

Exceptional items for the three months ended June 30, 1999 included the profit on sale of fixed assets and businesses and further restructuring relating mainly to severance. For further information on exceptional items see Note 8 of Notes to Consolidated Financial Statements.

OUTLOOK

The Group's outlook has improved, with positive developments on the crude oil supply side underpinned by firming aggregate demand.

Crude oil prices have responded to OPEC quota discipline and are approaching OPEC target levels. Continuation of this discipline will be critical to price stability.

Natural gas prices are likely to remain stable with some firming towards year-end.

Downstream, refining margins are not likely to show marked recovery; marketing margins are expected to stabilize following oil price increases.

In Chemicals, margins are likely to remain weak in the near term due to higher oil prices, new industry capacity and the weak euro. Most businesses are at or below their historic bottom-of-cycle position, which should lead, in due course, to some stability and recovery.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            OF FINANCIAL CONDITION AND
                                         RESULTS OF OPERATIONS - continued


PROPOSED COMBINATION WITH THE ATLANTIC RICHFIELD COMPANY AND
SUBDIVISION OF ORDINARY SHARE CAPITAL

On April 1, 1999 BP Amoco announced that it had reached agreement to combine with the Atlantic Richfield Company (ARCO) of Los Angeles.

A special meeting of ARCO shareholders has been convened for August 30, 1999 and an Extraordinary General Meeting of BP Amoco shareholders will be held on September 1, 1999. Shareholders of each company will be asked to approve the proposed combination at these meetings. Completion of the transaction is subject to certain conditions including the approval of shareholders of both companies and the consent of various state and regulatory authorities including the US Federal Trade Commission and the European Commission.

On July 15, 1999, BP Amoco announced that it proposed, subject to necessary approvals, to subdivide the ordinary share capital of BP Amoco with effect from October 4, 1999 so that each holder of BP Amoco Ordinary Shares and each holder of BP Amoco American Depositary Shares (ADSs) will receive one additional BP Amoco Ordinary Share for each BP Amoco Ordinary Share held and one additional ADS for each ADS held. After the subdivision the nominal value of each BP Amoco Ordinary Share would be half its current value of $0.50.

The proposed combination, approved by the boards of both companies, provides for the exchange of 0.82 of a BP Amoco American Depositary Share (4.92 BP Amoco Ordinary Shares) for each share of ARCO common stock. If the proposed 2 for 1 share subdivision becomes effective before the combination, then the exchange ratio in the combination will be 1.64 BP Amoco ADSs (9.84 New BP Amoco Ordinary Shares of $0.25 nominal value) for each share of ARCO common stock.

FORWARD-LOOKING STATEMENTS

The foregoing discussion, in particular the statements under `Outlook', focuses on certain trends and general market and economic conditions and outlook on production levels or rates, prices, margins and currency exchange rates and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by this discussion. By their nature, trends and outlook on production, price, margin and currency exchange rates are difficult to forecast with any precision, and there are a number of factors, that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including future levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; the ability to successfully integrate after merger; development and use of new technology and successful partnering; the actions of competitors, natural disasters and other changes to business conditions. Additional information, including information on factors which may affect BP Amoco's business, is contained in BP Amoco's Annual Report and Accounts for 1998 and in the Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

MILLENNIUM IT RISK

The Year 2000 issue, which stems from computer programs written using two digits rather than four to define the applicable year, could result in processing faults on the change of century, producing a wide range of consequences.

We have conducted a risk-based review of our computer systems and computer-controlled processes and have developed plans to remediate Year 2000-related faults by replacement or repair. Apart from some global and regional systems, which are handled centrally, project implementation is devolved to the management of operating units so as to ensure complete coverage. The project is designed to minimize risks arising from the Year 2000 problem which might endanger health, safety, the environment, the Group's reputation or its cash flow.

The estimated total cost of BP Amoco's Year 2000 program is approximately $300 million to be incurred by the end of 1999. As at June 30, 1999, some $260 million had been spent. This estimate excludes the costs of existing major systems replacement projects launched independently of the Year 2000 remediation. The Year 2000 costs are charged against income in the period in which they are incurred.

Our Year 2000 program covers all areas that are known to be impacted by the issue including IT application systems and infrastructure, process control systems and embedded microprocessors in plants, oil and gas fields and building facilities. The Year 2000 process also includes the ongoing assessment of Year 2000 readiness of critical suppliers, customers, joint ventures and partners.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            OF FINANCIAL CONDITION AND
                                         RESULTS OF OPERATIONS - continued


BP Amoco business units have identified third parties to their business operations, and reviewed such parties' Year 2000 status. This is generally accomplished in face-to-face meetings where the company shares status reports and hard evidence of Year 2000 progress with the third party in order to give each other mutual confidence. This is typically not done in a single meeting, but is repeated at intervals as appropriate to each third party. Where satisfactory assurance is not possible, alternative plans are put in place to handle potential failure of the third party. The value of such assurances as have been received is variable, depending on the credibility of the answer which in turn depends on the thoroughness with which Year 2000 remediation has been carried out and the assurer's own exposure to third party Year 2000 risk.

Typically, new contracts include Year 2000 clauses, and where appropriate and feasible, existing contracts have had a Year 2000 clause inserted that has been agreed with local legal departments. Certain customary limitations on legal remedies do, however, remain, particularly on consequential loss.

We have finished the global inventory and risk analysis work, and the remediation and testing effort is also substantially complete. A small amount of remediation dependent on planned plant shutdowns and other remediation work consisting mainly of implementation of package software releases is scheduled for completion by September 30, 1999. Systems rationalization and organizational restructuring made necessary by the BP Amoco merger are being managed to avoid any risks which might reduce the Group's ability to meet 2000 with confidence. BP Amoco is providing information to third parties, on request, as to the progress of its Year 2000 project.

Because of the Group's widespread use of standardized hardware and global package software, in many instances the bulk of the work is achieved by upgrading to the supplier's most recent software release. BP Amoco believes its Year 2000 process is in line with best practice and is underpinned by an internal assurance process. We have not made extensive use of external verification.

The Year 2000 project has caused the deferral of some other computer systems work. Other systems projects continue to be assessed on their economic value, and are resourced from internal and external personnel. We have not experienced significant difficulties in retaining the necessary IT skills internally or obtaining them in the market.

The Year 2000 problem may affect the operation of automated non-IT systems such as those used to control certain processes in oil production facilities, pipelines, refineries and chemicals plants. In relation to the engineering process control risk in these operations, we have made some use of external engineering consultancies to help develop the methodology of risk assessment and analysis, to review progress and to ensure that the work has been carried out to an acceptable standard. We have also commissioned some of our engineering equipment suppliers to perform reviews of site systems adaptations where the supplier's expertise provides the most cost-effective means of completing this work. Emergency response systems in these operations are generally not dependent on IT and IT-related processes.

To meet any unexpected Year 2000 failure in the Group or by key third parties, we are developing contingency plans to deliver a flexible response, especially for critical systems in the first days of 2000. Each business entity is accountable for identifying, categorizing, and prioritizing risks associated with the Year 2000 transition and developing and implementing appropriate contingency plans to mitigate those risks. We intend to use our existing crisis management, emergency response, and business continuity organizations, plans and procedures in Year 2000 contingency planning.

Such plans and procedures use risk analysis in assessing the impact of single failures and multiple failures involving consequential knock-on effects and the appropriate response to such failures. Examples of this range from panic buying of products through significant infrastructure failures with contingency plans designed to provide a graduated response ranging from adjusting the level of operations to provision of alternative sources of supply of the affected service. We expect the need to activate contingency plans will be variable from country to country with the greater need in countries where infrastructure assessments have already revealed a lack of focus on the problem.

The Group's  objective  is to ensure  "business  as usual" in respect of our own operations. However, our detailed plans are based on assumptions about the robustness of infrastructure suppliers such as power and telecommunications, upon which our businesses are dependent. BP Amoco, together with other companies, remains exposed, to an unquantifiable degree, to the risk of major non-compliance by those suppliers and other third parties, and also to any abnormal customer demand patterns resulting from concerns about supply constraints around the 1999 year-end.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            OF FINANCIAL CONDITION AND
                                         RESULTS OF OPERATIONS - continued


The failure by third parties to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of BP Amoco's normal business activities or operations. Due to the general uncertainty inherent in the Year 2000 problem, we are unable to determine at this time whether any such interruptions and failures will have a material impact on the Group's results of operations. We do not, however, expect them to have a material effect on the Group's liquidity or financial condition.

The foregoing constitutes a "forward-looking statement" within the meaning of the Securities Act of 1933. It is based on management's current expectations, estimates and projections, which could ultimately prove to be inaccurate. Factors which could affect the Group's ability to be Year 2000 compliant by the end of 1999 include the failure of third parties, including software suppliers and others, to achieve compliance, the inaccuracy of certifications received from them, and a shortage of necessary programmers, hardware and software.

1999 DIVIDENDS

On August 10, 1999, BP Amoco p.l.c. announced a second quarterly dividend for 1999 of 10 cents per Ordinary Share of 50c (Ordinary Shares) amounting to $970 million in total. The record date for qualifying US resident holders of American Depositary Receipts as well as holders of Ordinary Shares is August 20, 1999, with payment to be made on September 10, 1999.

The dividend payable on September 10, 1999 entitles qualifying ADS shareholders to a refund of the 1/9th UK tax credit attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.600, a gross dividend for tax purposes of $0.667 and a potential tax credit of $0.067 per ADS.

A Dividend Reinvestment Plan was introduced with effect from the fourth quarterly dividend in respect of 1998, whereby holders of Ordinary Shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities.

A dividend reinvestment facility is, however, available for holders of ADRs through the Direct Access Plan of Morgan Guaranty Trust Company of New York.

Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on September 10, 1999.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENT OF INCOME


                                                               Three months ended              Six months ended
                                                                     June 30                       June 30
                                                                   (Unaudited)                   (Unaudited)
                                                             1999              1998 (a)     1999              1998 (a)
                                                                     ($ million, except per share amounts)
Turnover - Note 3                                          22,939           20,969        40,923           42,485
Less: joint ventures                                        3,923            3,707         7,265            7,360
                                                           ---------        ---------     ---------        ---------
Group turnover                                             19,016           17,262        33,658           35,125

Replacement cost of sales                                  15,443           14,103        27,354           28,498
Production taxes - Note 4                                     215              149           357              339
                                                           ---------        ---------     ---------        ---------
Gross profit                                                3,358            3,010         5,947            6,288
Distribution and administration expenses                    1,569            1,475         3,105            3,056
Exploration expense - Note 5                                  124              221           296              441
                                                           ---------        ---------     ---------        ---------
                                                            1,665            1,314         2,546            2,791
Other income                                                  164              309           269              476
                                                           ---------        ---------     ---------        ---------
Group replacement cost operating profit                     1,829            1,623         2,815            3,267
Share of profits of joint ventures                            140              205           271              422
Share of profits of associated undertakings                   106              104           235              242
                                                           ---------        ---------     ---------        ---------
Total replacement cost operating profit - Notes 6 and 7     2,075            1,932         3,321            3,931
Profit on sale of fixed assets and businesses - Note 8        162               12           259               78
Restructuring costs - Note 8                                 (348)               -        (1,503)               -
                                                           ---------        ---------     ---------        ---------
Replacement cost profit before interest and tax - Note 6    1,889            1,944         2,077            4,009
Inventory holding gains (losses) - Note 9                     572              (99)          579             (788)
                                                           ---------        ---------     ---------        ---------
Historical cost profit before interest and tax              2,461            1,845         2,656            3,221
Interest expense - Note 10                                    328              289           632              553
                                                           ---------        ---------     ---------        ---------
Profit before taxation                                      2,133            1,556         2,024            2,668
Taxation - Note 11                                            473              553           529            1,006
                                                           ---------        ---------     ---------        ---------
Profit after taxation                                       1,660            1,003         1,495            1,662
Minority shareholders' interest                                25               11            36               30
                                                           ---------        ---------     ---------        ---------
Profit for the period                                        1,635              992         1,459            1,632
                                                           =========        =========     =========        =========

Earnings per Ordinary Share - cents (b)
     Basic                                                      17               10            15               17
     Diluted                                                    17               10            15               17
                                                           ---------        ---------     ---------        ---------
Earnings per American depositary share - cents (b)
     Basic                                                     102               60            90              102
     Diluted                                                   102               60            90              102
                                                           ---------        ---------     ---------        ---------


Average number of outstanding Ordinary Shares (millions)     9,693            9,598         9,681            9,572
                                                           =========        =========     =========        =========

----------------

(a)  Restated - for further information see Note 2.

(b) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 14.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEET


                                                           June 30, 1999                     December 31, 1998 (a)
                                                           (Unaudited)
                                                                            ($ million)
Fixed assets
   Intangible assets                                                3,489                               3,037
   Tangible assets                                                 53,831                              54,880
   Investments                                                      9,752                               9,772
                                                                   ---------                           ---------
                                                                   67,072                              67,689
Current assets
   Inventories                                        4,232                               3,642
   Receivables                                       14,577                              12,709
   Investments                                          304                                 470
   Cash at bank and in hand                             467                                 405
                                                     ---------                           ---------
                                                     19,580                              17,226
                                                     ---------                           ---------

Current liabilities - falling due within one year
   Finance debt                                       4,029                               2,837
   Accounts payable and accrued liabilities          16,170                              15,329
                                                     ---------                           ---------
                                                     20,199                              18,166
                                                     ---------                           ---------

Net current liabilities                                              (619)                               (940)
                                                                   ---------                           ---------
Total assets less current liabilities                              66,453                              66,749

Noncurrent liabilities
   Finance debt                                      11,821                              10,918
   Accounts payable and accrued liabilities           2,219                               2,047
   Provisions for liabilities and charges             9,781                              10,100
                                                     ---------                           ---------

                                                                   23,821                              23,065
                                                                   ---------                           ---------
Net assets                                                         42,632                              43,684
Minority shareholders' interest                                     1,040                               1,072
                                                                   ---------                           ---------

BP Amoco shareholders' interest (b) - Note 14                      41,592                              42,612
                                                                   =========                           =========

Represented by:
Capital shares
   Preference                                                          21                                  21
   Ordinary                                                         4,865                               4,842
Paid-in surplus                                                     3,529                               3,386
Retained earnings                                                  32,480                              33,666
Merger reserve                                                        697                                 697
                                                                   ---------                           ---------
                                                                   41,592                              42,612
                                                                   =========                           =========

----------------

(a)     Restated - for further information see Note 2.

(b) A summary of the material adjustments to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 14.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              Three months ended              Six months ended
                                                                   June 30                        June 30
                                                                 (Unaudited)                    (Unaudited)
                                                            1999              1998         1999              1998
                                                                                 ($ million)
Net cash inflow from operating activities                  2,329            2,579         3,158            4,650
                                                          ---------        ---------     ---------        ---------

Dividends from joint ventures                                230              127           442              201
                                                          ---------        ---------     ---------        ---------
Dividends from associated undertakings                        98              152           143              190
                                                          ---------        ---------     ---------        ---------
Servicing of finance and returns on investments
Interest received                                             50               75            82              119
Interest paid                                               (316)            (270)         (597)            (526)
Dividends received                                            13                3            20               11
Dividends paid to minority shareholders                      (31)             (39)          (96)             (40)
                                                          ---------        ---------     ---------        ---------
Net cash outflow from servicing of finance and
returns on investments                                      (284)            (231)         (591)            (436)
                                                          ---------        ---------     ---------        ---------

Taxation
UK corporation tax                                           (59)             (73)         (131)            (127)
Overseas tax                                                 (89)            (392)          (62)            (769)
                                                          ---------        ---------     ---------        ---------
Tax paid                                                    (148)            (465)         (193)            (896)
                                                          ---------        ---------     ---------        ---------

Capital expenditure
Payments for fixed assets                                 (1,678)          (2,092)       (3,193)          (4,287)
Proceeds from the sale of fixed assets                       352              252           439              580
                                                          ---------        ---------     ---------        ---------
Net cash outflow for capital expenditure                  (1,326)          (1,840)       (2,754)          (3,707)
                                                          ---------        ---------     ---------        ---------

Acquisitions and disposals
Investments in associated undertakings                       (51)             (81)         (139)            (220)
Acquisitions                                                 (45)               -           (45)            (205)
Net investment in joint ventures                             (69)              18          (269)              28
Proceeds from the sale of businesses                           -                -            92               77
                                                          ---------        ---------     ---------        ---------
Net cash outflow for acquisitions and disposals             (165)             (63)         (361)            (320)
                                                          ---------        ---------     ---------        ---------
Equity dividends paid                                     (1,934)            (578)       (2,197)          (1,177)
                                                          ---------        ---------     ---------        ---------
Net cash outflow                                          (1,200)            (319)       (2,353)          (1,495)
                                                          =========        =========     =========        =========

Financing (Note 12)                                       (1,438)            (602)       (2,267)          (1,413)
Management of liquid resources                                 -              332          (161)            (218)
(Increase) decrease in cash                                  238              (49)           75              136
                                                          ---------        ---------     ---------        ---------
                                                          (1,200)            (319)       (2,353)          (1,495)
                                                          =========        =========     =========        =========

--------------------------
(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 14.

                                     BP AMOCO p.l.c. AND SUBSIDIARIES
                             CONSOLIDATED STATEMENT OF CASH FLOWS - continued

                                                              Three months ended              Six months ended
                                                                   June 30                        June 30
                                                                 (Unaudited)                    (Unaudited)
                                                            1999              1998(a)      1999            1998(a)
                                                                                 ($ million)
Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities
Historical cost profit before interest and tax             2,461            1,845         2,656            3,221
Depreciation and amounts provided                          1,152            1,448         2,396            2,674
Exploration expenditure written off                           51              101           135              180
Share of profits of joint ventures and associated
undertakings+                                               (383)            (253)         (739)            (471)
Interest and other income                                    (61)             (78)         (113)            (135)
Profit on sale of fixed assets and businesses               (148)             (12)         (206)             (78)
Charge for provisions                                         30               26           479              147
Utilization of provisions                                   (115)             (87)         (210)            (164)
(Increase) decrease in stocks                               (603)               6          (604)             518
(Increase) decrease in debtors                              (774)             190        (1,788)           1,165
Increase (decrease) in creditors                             719             (607)        1,152           (2,407)
                                                          ---------        ---------     ---------        ---------
Net cash inflow from operating activities                  2,329            2,579         3,158            4,650
                                                          =========        =========     =========        =========

Analysis of cash flow
Financing
Long-term borrowing                                       (1,616)          (1,221)       (1,666)          (1,561)
Repayments of long-term borrowing                            558              681         1,351              880
Short-term borrowing                                        (463)            (436)       (2,655)          (1,536)
Repayments of short-term borrowing                           148              136           869              296
                                                          ---------        ---------     ---------        ---------
                                                          (1,373)            (840)       (2,101)          (1,921)
Issue of ordinary share capital                              (65)             (10)         (166)             (53)
Repurchase of ordinary share capital                           -              248             -              561
                                                          ---------        ---------     ---------        ---------
Net cash inflow from financing                            (1,438)            (602)       (2,267)          (1,413)
                                                          =========        =========     =========        =========


--------------------------

+  Includes the following amounts of depreciation
   for the BP/Mobil European JV                               72               79           150              148
                                                          =========        =========     =========        =========

(a)  Restated - for futher information see Note 2.

(b) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note
     14.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                                CAPITAL EXPENDITURE

                                                              Three months ended             Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                             1999            1998         1999            1998
                                                                                 ($ million)

By business

Exploration and Production
     UK                                                       203             470          447             876
     Rest of Europe                                             5              40           13              91
     USA                                                      403             521          765           1,030
     Rest of World                                            491             547          811           1,153
                                                            --------        --------     --------        --------
                                                            1,102           1,578        2,036           3,150
                                                            --------        --------     --------        --------

Refining and Marketing
     UK                                                        41              38           75              59
     Rest of Europe                                            96              73          176             185
     USA                                                      130             218          284             389
     Rest of World                                             62              82          110             136
                                                            --------        --------     --------        --------
                                                              329             411          645             769
                                                            --------        --------     --------        --------

Chemicals
     UK                                                       103              74          163             119
     Rest of Europe                                            71              55          132             322
     USA                                                       84             114          147             204
     Rest of World                                             52              58           77             113
                                                            --------        --------     --------        --------
                                                              310             301          519             758
                                                            --------        --------     --------        --------

Other businesses and corporate                                 38              64           63             388
                                                            --------        --------     --------       ---------
                                                            1,779           2,354        3,263           5,065
                                                            ========        ========     ========        ========

By geographical area
UK                                                            376             604          720           1,317
Rest of Europe                                                172             169          323             637
USA                                                           626             894        1,221           1,707
Rest of World                                                 605             687          999           1,404
                                                            --------        --------     --------       ---------
                                                            1,779           2,354        3,263           5,065
                                                            ========        ========     ========        ========
Includes the following amounts for the BP/Mobil
European joint venture                                        127             106          234             238
                                                            ========        ========     ========        ========


                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                               OPERATING INFORMATION

                                                               Three months ended              Six months ended
                                                                    June 30                         June 30
                                                                  (Unaudited)                     (Unaudited)
                                                              1999            1998          1999             1998
Average oil realizations - $/bbl*
     UK                                                       14.75           13.08         12.86            13.72
     USA                                                      14.12           11.79         11.96            12.80
     Rest of World                                            14.51           11.56         12.51            11.99
     BP Amoco average                                         14.49           12.13         12.45            12.89
Average natural gas realizations - $/mcf
     UK                                                        2.24            2.80          2.27             2.94
     USA                                                       1.97            1.88          1.78             1.87
     Rest of World                                             1.42            1.70          1.51             1.74
     BP Amoco average                                          1.82            1.94          1.81             2.00
Crude oil and natural gas liquids production
(thousand barrels per day), (net of royalties)
     UK                                                         565             484           575              484
     Rest of Europe                                              98             114           102              115
     USA                                                        794             846           804              848
     Rest of World                                              592             582           592              579
                                                            ---------        --------      --------        ---------
Total crude oil and liquids production                        2,049           2,026         2,073            2,026
                                                            =========        ========      ========        =========
Natural gas production (million cubic feet per day)
     UK                                                       1,132           1,165         1,310            1,369
     Rest of Europe                                             146             197           194              205
     USA                                                      2,380           2,436         2,406            2,432
     Rest of World                                            2,286           1,977         2,097            1,945
                                                            ---------        --------      --------        ---------
Total natural gas production                                  5,944           5,775         6,007            5,951
                                                            =========        ========      ========        =========
Indicative global refining margins - $/bbl
     North West Europe                                         0.34            2.09          0.51             2.28
     USA                                                       1.34            2.60          1.07             2.38
     Singapore                                                 0.87            2.39          1.03             2.04
     BP Amoco average                                          0.83            2.35          0.83             2.28
Refinery throughputs (thousand barrels per day)
     UK                                                         285             313           279              309
     Rest of Europe                                             519             534           541              540
     USA                                                      1,396           1,605         1,336            1,571
     Rest of World                                              383             353           383              366
                                                            ---------        --------      --------        ---------
                                                              2,583           2,805         2,539            2,786
                                                            =========        ========      ========        =========
Oil sales volumes (thousand barrels per day)
Refined products
     UK                                                         231             256           236              257
     Rest of Europe                                             785             745           785              757
     USA                                                      1,597           1,503         1,528            1,461
     Rest of World                                              571             597           614              592
                                                            ---------        --------      --------        ---------
     Total marketing sales                                    3,184           3,101         3,163            3,067
     Trading/supply sales                                     1,928           1,763         1,851            1,687
                                                            ---------        --------      --------        ---------
     Total refined product sales                              5,112           4,864         5,014            4,754
Crude oil                                                     4,175           3,889         4,062            3,998
                                                            ---------        --------      --------        ---------
Total oil sales                                               9,287           8,753         9,076            8,752
                                                            =========        ========      ========        =========
Chemicals production+ (thousand tonnes)
     UK                                                         941             907         1,916            1,881
     Rest of Europe                                           1,507           1,288         2,916            2,614
     USA                                                      2,488           2,454         4,787            4,534
     Rest of World                                              579             439         1,039              876
                                                            ---------        --------      --------        ---------
Total production                                              5,515           5,088        10,658            9,905
                                                            =========        ========      ========        =========

*    Crude oil and natural gas liquids.
+ Includes BP Amoco share of associated undertakings and other interests in production.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31,1998 included in BP Amoco's Report on Form 6-K filed with the Securities and Exchange Commission on July 7, 1999. The restated financial statements of BP Amoco included in BP Amoco's Report on Form 6-K filed on July 7, 1999 modify and supersede the financial statements included in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1998. The financial statements included in such Form 6-K have been restated to reflect the adoption of FRS No 12, effective as of January 1, 1999, and also to correct reserve information.

2.   New accounting standard

     The Group has adopted Financial Reporting Standard No. 12 `Provisions, Contingent Liabilities and Contingent Assets' (FRS12) with effect from
     January 1, 1999. This standard changes the criteria for recognizing provisions for such costs as decommissioning, environmental liabilities and restructuring charges. It also requires provisions for liabilities which may not be settled for a number of years to be discounted to their net present value. The adoption of this standard has been treated as a change in accounting policy. Comparative figures have been restated to reflect this change in accounting policy.

     The principal effects of the adoption of FRS12 are as follows:

     (a) Provisions for environmental liabilities are determined on a discounted basis as the effect of the time value of money is material. Previously these liabilities were on an undiscounted basis.

     (b) Provisions for decommissioning are recognized in full, on a discounted basis, at the commencement of oil and natural gas production. The Group's prior practice was to accrue the expected cost of decommissioning oil and natural gas production facilities on a unit-of-production basis over the life of the field. FRS12 also requires the Group to capitalize an amount equivalent to the provision as a tangible fixed asset and to amortize this amount over the life of the field on a unit-of-production basis.

     (c) The unwinding of the discount, which represents a period-by-period cost, is included within interest expense.

     The adjustments to total replacement cost operating profit for businesses and interest expense are as follows:


                                                            Three months ended             Six months ended
                                                                  June 30                      June 30
                                                                (Unaudited)                  (Unaudited)
                                                            1999           1998          1999           1998
                                                                               ($ million)
     Exploration and Production                                24             21            45             41
                                                          ---------      ---------     ---------      ---------
     Total replacement cost operating profit                   24             21            45             41
     Interest expense                                         (33)           (30)          (63)           (60)
                                                          ---------      ---------     ---------      ---------
     Decrease in profit for the period                         (9)            (9)          (18)           (19)
                                                          =========      =========     =========      =========

     The adjustments to tangible assets and provisions for liabilities and charges at December 31, 1998 are as follows:

                                                                                                   ($ million)
     Tangible assets                                                                                      415
     Other creditors                                                                                       62
     Other provisions                                                                                     349
                                                                                                      ---------
     Increase in BP Amoco shareholders' interest                                                          826
                                                                                                      =========

                                   BP AMOCO p.l.c. AND SUBSIDIARIES
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                            Three months ended             Six months ended
                                                                  June 30                      June 30
                                                                (Unaudited)                  (Unaudited)
                                                            1999           1998          1999           1998
                                                                               ($ million)
3.   Turnover

     By business
     Exploration and Production                             4,852          4,481         8,876          9,077
     Refining and Marketing                                13,988         12,180        24,155         24,681
     Chemicals                                              2,248          2,532         4,371          5,118
     Other businesses and corporate                            45             52            75            106
                                                          ---------      ---------     ---------      ---------
                                                           21,133         19,245        37,477         38,982
     Less:   Sales between businesses                       2,117          1,983         3,819          3,857
                                                          ---------      ---------     ---------      ---------
     Group excluding joint ventures                        19,016         17,262        33,658         35,125
     Sales of joint ventures                                3,923          3,707         7,265          7,360
                                                          ---------      ---------     ---------      ---------
                                                           22,939         20,969        40,923         42,485
                                                          =========      =========     =========      =========
     By geographical area
     UK                                                     6,397          5,242        11,192         11,464
     Rest of Europe                                         1,468          1,513         2,658          3,064
     USA                                                    9,043          8,746        15,673         17,134
     Rest of World                                          4,248          3,625         7,702          7,353
                                                          ---------      ---------     ---------      ---------
                                                           21,156         19,126        37,225         39,015
     Less:   Sales between areas                            2,140          1,864         3,567          3,890
                                                          ---------      ---------     ---------      ---------
     Group excluding joint ventures                        19,016         17,262        33,658         35,125
                                                          =========      =========     =========      =========
     Sales of joint ventures
     UK                                                       836            900         1,583          1,784
     Rest of Europe                                         3,528          3,436         6,517          6,748
     USA                                                       27              9            51             25
     Rest of World                                            193             63           286            139
                                                          ---------      ---------     ---------      ---------
                                                            4,584          4,408         8,437          8,696
     Less:   Sales between areas                              661            701         1,172          1,336
                                                          ---------      ---------     ---------      ---------
                                                            3,923          3,707         7,265          7,360
                                                          =========      =========     =========      =========
4.   Production taxes
     UK petroleum revenue tax                                  49              7            82             33
     Overseas production taxes                                166            142           275            306
                                                          ---------      ---------     ---------      ---------
                                                              215            149           357            339
                                                          =========      =========     =========      =========
5.   Exploration expense
     Exploration and Production
         UK                                                     7             36            20             51
         Rest of Europe                                        11             14            35             40
         USA                                                   30             54            50            109
         Rest of World                                         76            117           191            241
                                                          ---------      ---------     ---------      ---------
                                                              124            221           296            441
                                                          =========      =========     =========      =========

6.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. For further discussion of replacement cost operating profit see Item 8 of BP Amoco's Report on Form 6-K for the year ended December 31, 1998, filed on July 7, 1999.

                                   BP AMOCO p.l.c. AND SUBSIDIARIES
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                            Three months ended             Six months ended
                                                                  June 30                      June 30
                                                                (Unaudited)                  (Unaudited)
                                                            1999           1998          1999           1998
                                                                               ($ million)
7.   Total  replacement  cost  operating  profit  By
     business  Exploration  and
     Production
     UK                                                      461            464           784            990
     Rest of Europe                                          103            116           230            234
     USA                                                     427            343           623            829
     Rest of World                                           512            (87)          684              4
                                                          ---------      ---------     ---------      ---------
                                                           1,503            836         2,321          2,057
                                                          ---------      ---------     ---------      ---------
     Refining and Marketing
     UK                                                       67             67            45            145
     Rest of Europe                                           58            152           158            276
     USA                                                     332            477           445            641
     Rest of World                                           103            143           258            316
                                                          ---------      ---------     ---------      ---------
                                                             560            839           906          1,378
                                                          ---------      ---------     ---------      ---------
     Chemicals
     UK                                                      (26)            62            16            147
     Rest of Europe                                           21             69            82            142
     USA                                                     155            181           262            387
     Rest of World                                            48             11            44             (7)
                                                          ---------      ---------     ---------      ---------
                                                             198            323           404            669
                                                          ---------      ---------     ---------      ---------
     Other businesses and corporate                          (186)           (66)         (310)          (173)
                                                          ---------      ---------     ---------      ---------
                                                           2,075          1,932         3,321          3,931
                                                          =========      =========     =========      =========
     By geographical area
     UK                                                      397            558           744          1,223
     Rest of Europe                                          191            344           473            645
     USA                                                     823            942         1,111          1,698
     Rest of World                                           664             88           993            365
                                                          ---------      ---------     ---------      ---------
                                                           2,075          1,932         3,321          3,931
                                                          =========      =========     =========      =========
     Includes the following amounts for joint ventures
     and associated undertakings                             246            309           506            664
                                                          =========      =========     =========      =========

8.   Analysis of  exceptional  items  Profit (loss)
     on sale of fixed assets and businesses
     Exploration and Production                                8             15            (1)            79
     Refining and Marketing                                   59             (7)          103             (5)
     Chemicals                                               102              -           164              -
     Other businesses and corporate                           (7)             4            (7)             4
                                                          ---------      ---------     ---------      ---------
                                                             162             12           259             78
     Restructuring costs                                    (348)             -        (1,503)             -
                                                          ---------      ---------     ---------      ---------
     Total exceptional items before taxation                 (186)            12        (1,244)            78
                                                          =========      =========     =========      =========
     Includes the following amounts for joint ventures
     and associated undertakings                               8              -            47              -
                                                          =========      =========     =========      =========

                                  BP AMOCO p.l.c. AND SUBSIDIARIES
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


8.   Analysis of exceptional items - continued

     During the three months ended June 30, 1999 and the six months ended June 30, 1999, BP Amoco recognized exceptional charges before tax of $348 million and $1,503 million respectively for restructuring costs following the merger of BP and Amoco at the end of 1998. These costs related mainly to employee severance. Most of these costs relate to the Group's US operations. Cash outlays in respect of these exceptional charges amounted to approximately $700 million in the six months ended June 30, 1999. Approximately 7,500 employees were notified of the termination of their employment in the second quarter of 1999, and 8,900 left. The corresponding first quarter numbers were 6,000 and 1,900. Most of these were exploration and production staff, mainly in Houston, Texas, and business head office and corporate staff in Chicago, Illinois, and Cleveland, Ohio.


                                                            Three months ended             Six months ended
                                                                  June 30                      June 30
                                                                (Unaudited)                  (Unaudited)
                                                            1999           1998          1999           1998
                                                                               ($ million)
9.   Inventory holding gains (losses)
     Exploration and Production                                1              -           (10)           (16)
     Refining and Marketing                                  531            (90)          576           (732)
     Chemicals                                                40             (9)           13            (40)
                                                          ---------      ---------     ---------      ---------
                                                             572            (99)          579           (788)
                                                          =========      =========     =========      =========
     Includes the following amounts for joint ventures
     and associated undertakings                             129            (56)          186           (193)
                                                          =========      =========     =========      =========

10.  Interest expense
     Group interest payable                                  263            263           499            504
     Capitalized                                             (11)           (41)          (26)           (84)
                                                          ---------      ---------     ---------      ---------
                                                             252            222           473            420
     Joint ventures                                           15             20            31             33
     Associated undertakings                                  28             17            65             40
     Unwinding of discount on provisions (Note 2)             33             30            63             60
                                                          ---------      ---------     ---------      ---------
                                                             328            289           632            553
                                                          =========      =========     =========      =========

11.  Charge for taxation
     United Kingdom                                          100            146           188            289
     Overseas                                                373            407           341            717
                                                          ---------      ---------     ---------      ---------
                                                             473            553           529          1,006
                                                          =========      =========     =========      =========
     Includes the following amounts for joint ventures
     and associated undertakings                              26             20            50             71
                                                          =========      =========     =========      =========

                                   BP AMOCO p.l.c. AND SUBSIDIARIES
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                             Three months ended             Six months ended
                                                                   June 30                      June 30
                                                                 (Unaudited)                  (Unaudited)
                                                             1999           1998          1999           1998
                                                                                ($ million)
12.  Analysis of changes in net debt Opening balance
     Finance debt                                          14,510         13,932        13,755         12,877
     Less:   Cash                                             270            544           405            355
             Current asset investments                        305            512           470          1,067
                                                           ---------      ---------     ---------      ---------
     Opening net debt                                      13,935         12,876        12,880         11,455
                                                           ---------      ---------     ---------      ---------
     Closing balance
     Finance debt                                          15,850         14,779        15,850         14,779
     Less:   Cash                                             467            472           467            472
             Current asset investments                        304            847           304            847
                                                           ---------      ---------     ---------      ---------
     Closing net debt                                      15,079         13,460        15,079         13,460
                                                           ---------      ---------     ---------      ---------
     Increase in net debt                                  (1,144)          (584)       (2,199)        (2,005)
                                                           =========      =========     =========      =========

     Movement in cash/bank overdrafts                         238            (49)           75            136
     Increase (decrease) in current asset investments           -            332          (161)          (218)
     Net cash inflow from financing
     (excluding share capital)                             (1,373)          (840)       (2,101)        (1,921)
     Other movements                                           (7)           (11)           (7)            (9)
                                                           ---------      ---------     ---------      ---------
     Movements in net debt before exchange effects         (1,142)          (568)       (2,194)        (2,012)

     Exchange adjustments                                      (2)           (16)           (5)             7
                                                           ---------      ---------     ---------      ---------
     Increase in net debt                                  (1,144)          (584)       (2,199)        (2,005)
                                                           =========      =========     =========      =========

13.  Movement in BP Amoco shareholders' interest                                             $ million
                                                                                            (Unaudited)
     Balance at December 31, 1998                                                             41,786
     Prior year adjustment - change in accounting policy (Note 2)                                826
                                                                                             ---------
     As restated                                                                              42,612
     Profit for the period                                                                     1,459
     Distribution to shareholders                                                             (1,940)
     Currency translation differences                                                         (1,016)
     Share dividend plan                                                                         311
     Employee share schemes                                                                      166
                                                                                             --------
     Balance at June 30, 1999                                                                 41,592
                                                                                             ========

                                   BP AMOCO p.l.c. AND SUBSIDIARIES
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

14. US generally accepted accounting principles

     The following is a summary of the adjustments to profit for the period and to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom;

     Profit for the period                                      Three months ended             Six months ended
                                                                      June 30                      June 30
                                                                    (Unaudited)                  (Unaudited)
                                                               1999            1998         1999            1998
                                                                                   ($ million)
     Profit as reported in the consolidated
     statement of income                                      1,635             992        1,459           1,632

     Adjustments:
     Depreciation charge                                          3             (11)          (7)            (30)
     Deferred taxation                                          (24)           (130)          14             (86)
     Interest expense                                            33              30           63              60
     Onerous property leases                                      -               -          156               -
     Decommissioning expense                                    (41)            (32)         (83)            (64)
     Severance                                                  (32)              -          (32)              -
     Other                                                        4              10            9               2
                                                              --------        --------     --------        --------
                                                                (57)           (133)         120            (118)
                                                              --------        --------     --------        --------
     Profit for the period as adjusted to accord
     with US GAAP                                             1,578             859        1,579           1,514
                                                              ========        ========     ========        ========

     Profit for the period as adjusted:
     Per Ordinary Share - cents
         Basic                                                   16               9           16              16
         Diluted                                                 16               9           16              16
                                                              ========        ========     ========        ========
     Per American Depositary Share - cents (a)
         Basic                                                   96              54           96              96
         Diluted                                                 96              54           96              96
                                                              ========        ========     ========        ========

     BP Amoco shareholders' interest                                June 30, 1999         December 31, 1998 (b)
                                                                      (Unaudited)
                                                                                 ($ million)
     BP Amoco shareholders' interest as reported
       in the consolidated balance sheet                               41,592                    42,612

     Adjustments:
       Fixed assets                                                     1,105                     1,112
       Deferred taxation                                               (5,729)                   (5,776)
       Ordinary shares held for future awards to employees               (442)                      (489)
       Sale and leaseback of Chicago office building                      (413)                     (413)
       Dividend announced                                                  970                      968
       Pension liability adjustment                                      (143)                     (143)
       Onerous property leases                                            156                         -
       Decommissioning and environmental provisions                      (369)                     (349)
       Severance costs                                                      -                        32
       Other                                                             (198)                     (220)
                                                                      ----------                ----------
                                                                        (5,063)                   (5,278)
                                                                      ----------                ----------
     BP Amoco shareholders' interest as adjusted
     to accord with US GAAP                                             36,529                    37,334
                                                                      ==========                ==========

----------------

     (a)   One American Depositary Share is equivalent to six Ordinary Shares.
     (b) As reported in Note 46 of Notes to Financial Statements for the year ended December 31, 1998 included in BP Amoco's Report on Form 6-K filed on July 7, 1999.

                                   BP AMOCO p.l.c. AND SUBSIDIARIES
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.      US generally accepted accounting principles - continued

         Cash flow

         The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                              Three months ended                Six months ended
                                                                    June 30                         June 30
                                                                  (Unaudited)                     (Unaudited)
                                                              1999           1998             1999           1998
                                                                                   ($ million)

         Operating activities
         Profit after taxation                               1,660          1,003            1,495          1,662
         Adjustments to reconcile profits after tax to net
         cash provided by operating activities
         Depreciation and amounts provided                   1,152          1,448            2,396          2,674
         Exploration expense                                    51            101              135            180
         Share of (profit) loss of joint ventures and
         associates less dividends received                    (55)            26             (154)           (80)
         (Profit) loss on sale of businesses and fixed        (148)           (12)            (206)           (78)
         assets
         Working capital movement (see analysis below)        (547)          (124)          (1,422)          (534)
         Other                                                  42           (146)             477             45
                                                            ---------      ---------        ---------      ---------
         Net cash provided by operating activities           2,155          2,296            2,721          3,869
                                                            ---------      ---------        ---------      ---------

         Investing activities
         Capital expenditures                               (1,582)        (2,173)          (2,866)        (4,398)
         Acquisitions, net of cash acquired                    (45)             -              (45)          (205)
         Investment in associated undertakings                 (51)           (81)            (139)          (220)
         Net investment in joint ventures                      (69)            18             (269)            28
         Proceeds from disposal of assets                      352            252              531            657
                                                            ---------      ---------        ---------      ---------
         Net cash used in investing activities              (1,395)        (1,984)          (2,788)        (4,138)
                                                            ---------      ---------        ---------      ---------

         Financing activities
         Proceeds from shares issued (repurchased)              65           (238)             166           (508)
         Proceeds from long-term financing                   1,616          1,221            1,666          1,561
         Repayments of long-term financing                    (558)          (681)          (1,351)          (880)
         Net increase (decrease) in short-term debt            315            300            1,786          1,240
         Dividends paid   -  BP Amoco                       (1,934)          (578)          (2,197)        (1,177)
                          -  Minority shareholders             (31)           (39)             (96)           (40)
                                                            ---------      ---------        ---------      ---------
         Net cash used in financing activities                (527)           (15)             (26)           196
                                                            ---------      ---------        ---------      ---------
         Currency translation differences relating to cash
         and cash equivalents                                  (40)           (22)             (15)           (19)
                                                            ---------      ---------        ---------      ---------
         (Decrease) increase in cash and cash equivalents      193            275             (108)           (92)
                                                            ---------      ---------        ---------      ---------
         Cash and cash equivalents at beginning of year        493            971              794          1,338
                                                            ---------      ---------        ---------      ---------
         Cash and cash equivalents at end of period            686          1,246              686          1,246
                                                            ---------      ---------        ---------      ---------

         Analysis of working capital movement
         Inventories                                          (603)             6             (604)           518
         Receivables                                          (837)           292           (1,520)         1,276
         Current liabilities (excluding finance debt)          893           (422)             702         (2,328)
                                                            ---------      ---------        ---------      ---------
         Total working capital                                (547)          (124)          (1,422)          (534)
                                                            =========      =========        =========      =========

                                   BP AMOCO p.l.c. AND SUBSIDIARIES
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.      US generally accepted accounting principles - continued

         Earnings per share

         Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                              Three months ended                Six months ended
                                                                    June 30                         June 30
                                                                  (Unaudited)                     (Unaudited)
                                                              1999           1998             1999           1998
                                                                               (shares million)
         Weighted average number of ordinary shares          9,693          9,598            9,681          9,572
         Ordinary shares issuable under employee
         share schemes                                          54             41               56             42
                                                            ---------      ---------        ---------      ---------
                                                             9,747          9,639            9,737          9,614
                                                            =========      =========        =========      =========


         Comprehensive income

         The components of comprehensive income, net of related tax are as follows:

                                                              Three months ended                Six months ended
                                                                    June 30                         June 30
                                                                  (Unaudited)                     (Unaudited)
                                                              1999           1998             1999           1998
                                                                                 ($ million)
         Profit for the period as adjusted to accord with
         US GAAP                                             1,578            859            1,579          1,514
         Currency translation differences                     (210)           (65)          (1,016)           (91)
         Pension liability                                       -              -                -              -
                                                            ---------      ---------        ---------      ---------
         Comprehensive income                                1,368            794              563          1,423
                                                            =========      =========        =========      =========

         Accumulated other comprehensive income at June 30, 1999 and December 31, 1998 was $(1,612) million and $(596) million, respectively.

                                   BP AMOCO p.l.c. AND SUBSIDIARIES
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

14.      US generally accepted accounting principles - continued

         Accounting for associated undertakings and joint ventures

         Under the provisions of UK Financial Reporting Standard No.9 `Associates and Joint Ventures' (`FRS9'), the Company includes its share of the results of associated undertakings and joint ventures
         (JVs) within various captions in the consolidated statement of income. Under US GAAP, the Company's share of the after tax profit or loss of associated undertakings and joint ventures would be recognized as a single amount. The following summarizes the reclassifications necessary to accord with US GAAP.

                                                                      Three months ended June 30, 1999
                                                                                 (Unaudited)
                                                            ------------------------------------------------------
                                                                        As                                US GAAP
                                                                  Reported    Reclassification       Presentation
                                                            ------------------------------------------------------
                                                                                   ($ million)
         Consolidated statement of income
         Other income                                                 164                 452                616
         Share of profits of JVs and associated undertakings          246                (246)                 -
         Exceptional items before taxation                           (186)                 (8)              (194)
         Inventory holding gains (losses)                             572                (129)               443
         Interest expense                                             328                 (43)               285
         Taxation                                                     473                 (26)               447
         Profit for the period                                      1,635                   -              1,635

                                                                       Six months ended June 30, 1999
                                                                                 (Unaudited)
                                                            ------------------------------------------------------
                                                                        As                                US GAAP
                                                                  Reported    Reclassification       Presentation
                                                            ------------------------------------------------------
                                                                                   ($ million)
         Consolidated statement of income
         Other income                                                 269                 885              1,154
         Share of profits of JVs and associated undertakings          506                (506)                 -
         Exceptional items before taxation                         (1,244)                (47)            (1,291)
         Inventory holding gains (losses)                             579                (186)               393
         Interest expense                                             632                 (96)               536
         Taxation                                                     529                 (50)               479
         Profit for the period                                      1,459                   -              1,459

                                                                      Three months ended June 30, 1998
                                                                                 (Unaudited)
                                                            ------------------------------------------------------
                                                                        As                                US GAAP
                                                                  Reported    Reclassification       Presentation
                                                            ------------------------------------------------------
                                                                                   ($ million)
         Consolidated statement of income
         Other income                                                 309                 310                619
         Share of profits of JVs and associated undertakings          309                (309)                 -
         Exceptional items before taxation                             12                   -                 12
         Inventory holding gains (losses)                             (99)                 56                (43)
         Interest expense                                             289                 (37)               252
         Taxation                                                     553                 (20)               533
         Profit for the period                                        992                   -                992

                                                                       Six months ended June 30, 1998
                                                                                 (Unaudited)
                                                            ------------------------------------------------------
                                                                        As                                US GAAP
                                                                  Reported    Reclassification       Presentation
                                                            ------------------------------------------------------
                                                                                   ($ million)
         Consolidated statement of income
         Other income                                                 476                 615              1,091
         Share of profits of JVs and associated undertakings          664                (664)                 -
         Exceptional items before taxation                             78                   -                 78
         Inventory holding gains (losses)                            (788)                193               (595)
         Interest expense                                             553                 (73)               480
         Taxation                                                   1,006                 (71)               935
         Profit for the period                                      1,632                   -              1,632


                                   BP AMOCO p.l.c. AND SUBSIDIARIES
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded


14.      US generally accepted accounting principles - concluded

         Impact of new accounting standards
         Start-up costs: Effective January 1, 1999 the Group adopted the American Institute of Certified Public Accountants' issued Statement of Position No. 98-5, `Reporting on the Costs of Start-up Activities' (`SOP 98-5'). This Statement requires costs associated with start-up activities and organization costs be expensed as incurred. Under its previous practice, the Group generally expensed such costs as incurred. The adoption of SOP 98-5 had no impact on the Group's results of operations and financial position as adjusted to accord with US GAAP.

         Derivative instruments and hedging activities: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, `Accounting for Derivative Instruments and Hedging Activities' (`SFAS 133'). The effective date of this standard was delayed for one year, to accounting periods beginning after June 15, 2000, by Statement of Financial Accounting Standards No.137, `Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No.133', issued in June 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet completed its evaluation of the impact of adopting SFAS 133 on the Group's results of operations and financial position as adjusted to accord with US GAAP.

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                         SUMMARIZED FINANCIAL INFORMATION


                                                              Three months ended             Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                             1999            1998         1999            1998
BP America Inc.  (a)(b)                                                          ($ million)

Sales and other operating revenue                           3,815           3,201        6,116           6,346
Gross profit (c)                                              702             534          976             935
Profit for the period (e)                                     282             124          118              37
                                                            ========        ========     ========        ========


                                                                   June 30, 1999           December 31, 1998 (d)
                                                                    (Unaudited)
                                                                                ($ million)
Fixed and other assets                                                13,953                             13,783
Current assets                                                         3,679                              3,002
                                                                     ----------                         ---------
Total assets                                                          17,632                             16,785
                                                                     ==========                         =========
Current liabilities                                                    6,183                              5,172
Noncurrent liabilities                                                 5,482                              5,759
Shareholders' interest                                                 5,967                              5,854
                                                                     ----------                         ---------
Total liabilities and shareholders' interest                          17,632                             16,785
                                                                     ==========                         =========

                                                              Three months ended             Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                             1999            1998         1999            1998
The Standard Oil Company (a)(b)                                                  ($ million)

Sales and other operating revenue                           3,733           3,108        5,960           6,151
Gross profit (c)                                              667             479          912             814
Profit for the period (e) (f)                                 328             198          312             114
                                                            ========        ========     ========        ========


                                                                   June 30, 1999            December 31, 1998 (d)
                                                                    (Unaudited)
                                                                                ($ million)
Fixed and other assets                                                12,621                             12,387
Current assets                                                         5,348                              4,547
                                                                     ----------                         ---------
Total assets                                                          17,969                             16,934
                                                                     ==========                         =========
Current liabilities                                                    3,670                              2,772
Noncurrent liabilities                                                 5,392                              5,562
Shareholders' interest                                                 8,907                              8,600
                                                                     ----------                         ---------
Total liabilities and shareholders' interest                          17,969                             16,934
                                                                     ==========                         =========

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                   SUMMARIZED FINANCIAL INFORMATION - continued


                                                              Three months ended             Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                             1999            1998         1999            1998
BP Pipelines (Alaska) Inc. (a)(b)                                                ($ million)

Sales and other operating revenue                             103             137          228             287
Gross profit (c)                                               50              60           95             133
Profit for the period (f)                                      32              31           57              54
                                                            ========        ========     ========        ========

                                                                   June 30, 1999            December 31, 1998 (d)
                                                                    (Unaudited)
                                                                                ($ million)
Fixed and other assets                                                 1,242                              1,362
Current assets                                                           869                                803
                                                                     ----------                         ---------
Total assets                                                           2,111                              2,165
                                                                     ==========                         =========
Current liabilities                                                      125                                152
Noncurrent liabilities                                                   995                                994
Shareholders' interest                                                   991                              1,019
                                                                     ----------                         ---------
Total liabilities and shareholders' interest                           2,111                              2,165
                                                                     ==========                         =========

                                                              Three months ended             Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                             1999            1998         1999            1998
BP Exploration (Alaska) Inc. (a)(b)                                              ($ million)

Sales and other operating revenue                           2,066           1,515        3,031           3,121
Gross (loss) profit (c)                                       162               9          113              13
Profit/(loss) for the period (e)(f)                           100              41          (10)            (37)
                                                            ========        ========     ========        ========

                                                                   June 30, 1999             December 31, 1998 (d)
                                                                    (Unaudited)
                                                                                ($ million)
Fixed and other assets                                                 9,069                              9,267
Current assets                                                         2,713                              2,273
                                                                     ----------                         ---------
Total assets                                                          11,782                             11,540
                                                                     ==========                         =========
Current liabilities                                                      848                                628
Noncurrent liabilities                                                 1,593                              1,582
Shareholders' interest                                                 9,341                              9,330
                                                                     ----------                         ---------
Total liabilities and shareholders' interest                          11,782                             11,540
                                                                     ==========                         =========

                                         BP AMOCO p.l.c. AND SUBSIDIARIES
                                   SUMMARIZED FINANCIAL INFORMATION - concluded



-----------------




(a) BP America Inc. is a wholly-owned subsidiary of BP Amoco p.l.c.; The Standard Oil Company is a wholly-owned subsidiary of BP America Inc.; and BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. are wholly-owned subsidiaries of The Standard Oil Company.

(b) As a result of adopting FRS 12 (Note 2), profit for the three months ended June 30, 1999 for BP America Inc. and The Standard Oil Company was decreased by $7 million and the profit for the six months ended June 30, 1999 for BP America Inc. and The Standard Oil Company was decreased by $13 million. In addition, the adoption of FRS 12 resulted in the restatement of certain prior year financial information as follows - (i) shareholders' interest at December 31, 1998 for BP America Inc., The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. was increased by $827 million, $822 million, $281 million and $362 million, respectively; (ii) profit for the three months ended June 30, 1998 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. was decreased by $20 million, $20 million and $10 million respectively and (iii) profit for the six months ended June 30, 1998 for BP America Inc. and The Standard Oil Company was decreased by $26 million and the loss for the six months ended June 30, 1998 for BP Exploration (Alaska) Inc.
       was increased by $12 million.

(c)    Gross profit  equals sales and other  operating  revenue less  associated
       costs,  which  exclude  distribution  and  administration   expenses  and
       exploration expense.

(d) As reported in the restated financial statements for the year ended December 31, 1998 included in BP Amoco's Report on Form 6-K filed on July 7, 1999. The financial statements included in such Form 6-K have been restated to reflect the adoption of FRS 12, effective as of January 1, 1999, as discussed in Note (b).

(e) Profit for three months ended June 30, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. includes restructuring costs (Note 8) of $56 million, $55 million and $4 million respectively. Profit (loss) for the six months ended June 30, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. includes restructuring charges of $244 million, $146 million and $35 million respectively.

(f) During 1998, certain tax liabilities provided in the financial statements of BP America Inc. were transferred to BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. As a result of this transfer, profit (loss) for the six months ended June 30, 1998 for The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. includes a tax charge of $49 million, $21 million and $28 million respectively.

                                            SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                      BP AMOCO p.l.c.
                                                       (Registrant)







Dated    August 13, 1999                      By  /S/ G.E. YOUNG
                                              ....................
                                              G.E. YOUNG
                                              Assistant Secretary

                                                                    Exhibit 1


                                   BP AMOCO p.l.c. AND SUBSIDIARIES
                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                (Unaudited)



                                                                                               Six months ended
                                                                                                 June 30, 1999
                                                                                          ($ million, except ratios)

Profit before taxation                                                                               2,024

Group's share of income in excess of
   dividends of joint ventures and associated undertakings                                             (58)

Capitalized interest                                                                                   (26)

                                                                                                   ---------
Profit as adjusted                                                                                   1,940
                                                                                                   ---------

Fixed charges:

   Interest net of interest  expense of joint ventures and associated  undertakings and unwinding
   of discount                                                                                         473
   Rental expense representative of interest                                                           168
   Capitalized interest                                                                                 26
                                                                                                   ---------
                                                                                                       667
                                                                                                   ---------

Total adjusted earnings available for payment of fixed charges                                       2,607
                                                                                                   =========

Ratio of earnings to fixed charges                                                                    3.91
                                                                                                   =========

Total adjusted earnings available for payment of fixed charges, after taking
account of adjustments to profit before taxation to accord with US GAAP (a)                          2,713
                                                                                                   =========

Ratio of earnings to fixed charges with adjustments to accord with US GAAP                            4.07
                                                                                                   =========

---------------

(a)    See Note 14 of Notes to Consolidated Financial Statements.